Neovasc Provides Corporate Update

Company outlines milestone achievements towards value creation

VANCOUVER and MINNEAPOLIS, via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina, today announced a corporate update on its progress towards its value creation strategies.

Fred Colen, Chief Executive Officer of Neovasc, commented, "Today's corporate update is a testament to the teamwork and commitment of our employees, physician partners and regulators around the globe. We would like to thank the investors who have given us the opportunity to advance our programs and we are thrilled to continue to advance our value creation strategies."

Progress on Reducer

We are beginning to see a return of elective procedures in Germany and other European markets.  After a marked slowdown that began in March, Reducer implant rates in Germany, where the company has a direct sales team and NUB Status 1 designation for reimbursement, are once again approaching pre-COVID-19 levels. As previously discussed, the company is aware of the backlog of potential Reducer patients related to COVID-19 and the reduction in elective procedures in select European markets and we look forward to continued acceleration.

The National Institute for Health and Care Excellence (NICE) Interventional Procedures Programme in the U.K. has invited Neovasc to participate in guidance development for Reducer treatment of refractory angina. Neovasc is honored to be considered for review by NICE and we look forward to further collaboration as we establish the value of Reducer therapy in the United Kingdom.

In the United States, the Reducer FDA Pre-Market Approval (PMA) milestones continue to progress, with our "100-day Meeting" recently completed.

Progress on Tiara

The Company has applied for CE Mark Approval under the Medical Device Directive (MDD) for the Tiara TA transapical mitral valve replacement system. The Company is working interactively with our Notified Body in Europe, to advance our submission.

We continue to make progress with our transfemoral Tiara TF mitral valve replacement system program with the completion of several recent animal implants.  We remain focused on a first-in-human implant towards the end of the year.

Progress on Capital Structure

Following the retirement of our 2017 notes, the recently announced financing of approximately $5M will enable the Company to support ongoing operations under terms more favorable to the Company, including the removal of the particularly onerous provisions that have challenged our capital structure since 2017. The Company believes our revamped capital structure will substantially improve the Company's ability to raise additional equity capital to fund the company to its critical milestones in 2020 and early 2021.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, statements with respect to the continued acceleration of the Reducer in European markets, the Company establishing the value of Reducer therapy in the United Kingdom, plans for a first-in-human implant of the Tiara TF mitral valve replacement system towards the end of the year, beliefs that the recently announced offering will support ongoing operations under terms more favorable to the Company, beliefs that our revamped capital structure will allow the Company to raise additional equity capital to fund the Company to its critical milestones in 2020 and early 2021 and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, including Nasdaq's discretionary public interest authority to apply more stringent criteria for continued listing or suspend or delist securities, which could affect their market price and liquidity; the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion or exercise of the Company's existing securities, which may encourage short sales by third parties; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018 or 2019; risks relating to the Company's Common Share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of antibribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three months ended March 31, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.